UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            PREVENTION INSURANCE.COM
                            ------------------------
                 (Name of Small Business Issuer in its charter)

                  NEVADA                               88-012644
         ------------------                            ---------
         (State or other jurisdiction of    (I.R.S. Employer Identification No.)
         incorporation or organization)

         2770 MARYLAND PARKWAY SUITE 403A
         LAS VEGAS, NEVADA                                     89104
         -----------------------                               -----
         (Address of principal executive offices)            (Zip Code)

         Issuer's telephone number:  (702) 732-2758

         Securities to be registered under Section 12 (b) of the Act:

         Title of each class               Name of each exchange on which
         to be so registered               each class is to be registered

         ------------------------          ------------------------
         ------------------------          ------------------------


         Securities to be registered under Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    -----------------------------------------
                                (Title of class)

                            PREVENTION INSURANCE.COM
                                   FORM 10-SB
                                TABLE OF CONTENTS
                                     PART I


ITEM                                                                    PAGE NO.
----                                                                    --------

ITEM 1.  DESCRIPTION OF BUSINESS.                                             1

ITEM 2.  MANAGEMENT"S PLAN OF OPERATION.                                      2

ITEM 3.  DESCRIPTION OF PROPERTY.                                             4

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT.                                               4

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.        5

ITEM 6.  EXECUTIVE COMPENSATION.                                              6

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED MATTERS.                           7

ITEM 8.  DESCRIPTION OF SECURITIES.                                           7

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS.                                8

ITEM 2.  LEGAL PROCEEDINGS.                                                   8

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.                       8

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.                             8

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.                           9

                                    PART F/S

FINANCIAL STATEMENTS                                                         F-1
                                    PART III

ITEM 1.  INDEX TO EXHIBITS.                                                   11

ITEM 2.  DESCRIPTION OF EXHIBITS.                                             11

SIGNATURE PAGE

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         Prevention Insurance.com (the "Company") was incorporated in Nevada in 1975 under the name Vita Plus, Inc. Its name was later changed to Vita Plus Industries, Inc., and in 1999 its name was again changed to Prevention Insurance.com.

         In 1983 the Company made a public offering for its own account of 700,000 shares of its Common Stock registered under the Securities Act of 1933. Upon completion of that offering, the Common Stock was registered under Section 12 (g) of the Securities Exchange Act of 1934 (the "Act") and was quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). However, in 1989 the Company terminated the registration of the Common Stock under Section 12(g) of the Act because its total assets had decreased to less than $3,000,000. The Company was no longer required to file reports with the Securities and Exchange Commission and its Common Stock was then no longer quoted on NASDAQ. From approximately that time to the present, there has been no meaningful trading in the Company's Common Stock. See "MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS."

         From its inception until early 1999, the Company's principal business engagement had been the sale and distribution of its own formulations of specific vitamins and nutritional supplements, and of various other health and personal care products. Sales of its products were made through traditional methods: the Company employed a force of salespersons at its headquarters in Las Vegas, Nevada, who were compensated on a commission basis, and also sold through a network of independent brokers. Sales were made primarily to drug stores and other large retailers. Beginning in 1983, the Company also manufactured some of the products it distributed. However, after a period of approximately eight years the Company terminated the manufacturing activity because it did not prove to be profitable. In 1981 the Company was licensed in Nevada as an agent for health and life insurance. Historically the Company has not derived any significant income from sales of insurance policies.

         During the mid-1990s the Company developed the concept of reducing insurance costs for both health and life insurance through prevention measures, that is, by emphasizing the maintenance of good health by members of the insured population. Subsequently, it began the development of hybrid insurance products incorporating prevention features with traditional health and life insurance products. Specifically, it developed two specially formulated preparations of vitamins and nutritional supplements: Nutra-Prevention Formula (TM) and Nutra Protection (TM) Those are formulations that emphasize health maintenance by providing multiple vitamins and a wide range of additional nutritional supplements for daily consumption, and which the Company believes provide optimal nutrition necessary for good health. The Company had planned to commence negotiations for joint-venture arrangements with insurance companies using those two formulations to offer low-cost, preventive nutritional products combined with reduced premium rates for specialty insurance policies, but to date has not entered into any such joint ventures.

         Effective March 15, 1999, the Company sold for cash substantially all of its assets associated with the traditional distribution of vitamin and dietary supplement formulations, including all inventory of vitamins and nutritional supplements and substantially all of its furniture and fixtures, and terminated all business activities associated with the distribution of formulations of individual vitamins and dietary supplements. However, the Company retained its existing accounts receivable, its insurance agency license, its newly developed Prevention Insurance website and the ownership rights in the trademarks for Nutra-Prevention Formula (TM) and Nutra-Protection. (TM) See "MANAGEMENT'S PLAN OF OPERATION.

         Except for the collection of accounts receivable for sales made before March 15, 1999, the Company has had no business activities from which it derived revenues since March 15, 1999. From that time to the present, all activities on behalf of the Company have been devoted to the planning and development of its proposed new business, which is described under the heading "MANAGEMENT'S PLAN OF OPERATION." Presently its only employees are its President, who is a full-time employee, and its Secretary-Treasurer and one additional employee, both of whom serve part-time. The Company presently leases office facilities, approximately 1500 square feet, at 2770 Maryland Parkway, Suite 403A, Las Vegas, Nevada 89104. The Company's telephone number is (702) 732-2758.

ITEM 2.  MANAGEMENT'S PLAN OF OPERATION.

         TERMINATION OF HISTORICAL OPERATIONS. In most years after fiscal 1986, the Company experienced operating losses from its distribution and sale of vitamins and supplements. While the operations resulted in small net profits in fiscal years 1995 and 1996, management determined that the sale of vitamins and supplements by traditional means would not produce meaningful profits for the Company. Furthermore, in 1998, the Company's cash flow was adversely affected and operating losses were again incurred as the result of a dispute with one of the Company's major customers. As a consequence, the Company was forced to substantially reduce the number of its employees, and curtail its historical business operations. Management then made the determination to cease its operations involving the traditional methods of distribution of vitamins and supplements, sell the Company's assets associated with those activities, and to concentrate future business activities on the development of insurance products incorporating prevention features.

         PROPOSED NEW BUSINESS ACTIVITIES. In the opinion of management, an effective method of implementing its concept of prevention insurance is through the acquisition of existing, independent insurance agencies and their business represented by books of insurance in force from which income is realized each year. In management's opinion, this method will provide the necessary entry into the insurance business for the sale of insurance products incorporating the prevention features utilizing the Company's specially formulated preparations and at the same time provide the Company with a stable and predictable source of revenues.

         Administration of insurance policies in force is a source of continuing revenues to insurance agents and agencies that sell various forms of insurance policies. While agents customarily receive initial commissions upon the sale of an insurance policy, they also receive lesser amounts of commissions, called renewal commissions, during each of the years the policy remains in effect. The size and amount of the renewal commissions may vary from insurance company to insurance company and according to the type of policy sold, e.g., whole life, term life, long-term care, accident, personal liability, health, etc. Agents must devote some of their time to administering the policies in force that they have sold, i.e., their "book" of business, by processing claims, collecting premiums, etc., as well as to selling additional policies to new or existing clients.

         The Company has become aware that in many instances individual agents, or sometimes entire agencies, desire to sell their existing books of business. These desires may arise because an agent wishes to diversify his assets to increase his return on equity, or wishes to retire or enter some other business, or no longer wishes to be required to devote time to administrative duties, or the insurance company for which the agent sells (perhaps as a captive agent) changes the arrangements under which the agents operate, or for other reasons. In any of those events, it is often possible for a third person to purchase the agent's book of business, provided that the purchaser can provide a satisfactory arrangement for the continuing administration of the book.

         The acquisition and administration of books of existing business from insurance agents would provide the Company with a source of revenues that would be reasonably predictable (based on such factors as the kinds of policies, the length of time they have been in effect, the persistency of the business and the collection experience), if the Company would make arrangements for effective continuing administration. In the Company's opinion, this could be done at reasonable cost, either by making arrangements for the administration with another existing agency that is administering similar business, or directly by the Company through employment of personnel already experienced in those administrative activities. If the Company were to engage directly in these activities, it could be required to obtain licenses in states other than Nevada and hire employees who are licensed in Nevada and other states.

         At the present time the Company does not have adequate resources to purchase for cash any books of insurance business that might be available. The Company intends to avail itself of exemptions from the registration provisions of the Securities Act of 1933, as amended, including those provided in Regulation D adopted thereunder, to raise cash to be used in such acquisitions and to offer shares of its Common Stock, or other securities of the Company, in exchange for such books of business. In this connection, the Company expects that in the case of any acquisitions of existing books, the purchase prices, either in cash, securities or a combination thereof, will be negotiated based upon the mix of policies constituting the books and the history of their administration, among other things.

         The Company expects that if it is successful in purchasing agencies and their books, it will in some instances be able to make arrangements with another existing agency to administer one or more books for a percentage of the renewal commissions earned in respect of the policies constituting the books. In any such event, the Company would have obtained an income source without the need to incur corresponding operational costs or overhead expenses.

         If the Company is successful in acquiring a sufficient number of agencies and their books of business, it believes that it would be in a position to negotiate with the insurance companies that are the issuers of the policies to increase the amounts of renewal commissions on the policies. The success of any such negotiations will depend in part upon the identity of the insurance company that is the policy issuer, the kinds of policies and the amount of business in the books.

         The Company also intends to offer additional insurance products to the owners of policies constituting the books that are acquired and to prospective new clients. Such products would be offered by traditional means directly by the Company as agent, or through agencies administering books for the Company, and also by telephone using an 800 number, and through an Internet web page that the Company intends to establish. Finally, the Company expects that through the acquisition of books of existing business it will be able to make contacts with potential purchasers of specialty insurance products that could be marketed in combination with its nutritional products, Nutra-Prevention Formula (TM) and Nutra-Protection. (TM)

ITEM 3.  DESCRIPTION OF PROPERTY.

         At the present time the Company owns no real property and only an insignificant amount of furniture and equipment. The Company currently occupies leased office space, 1500 sq. ft., at 2770 Maryland Parkway, Suite 403A, Las Vegas, Nevada 89104. The Company considers the facilities to be adequate for its present needs and does not anticipate any difficulty in finding additional space should future operations require additional space.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information as of November 1, 2000, concerning the beneficial ownership of the Company's Common Stock by each executive officer and director of the Company, all directors and officers as a group, and each person who owns 5% or more of the outstanding Common Stock. Unless otherwise indicated, each person named has sole voting and investment power over the shares indicated.

         NAME                       SHARES BENEFICIALLY OWNED % OF OUTSTANDING
         ----                       ------------------------- ----------------

         SCOTT C. GOLDSMITH                 2,213,247*                49.3%

         ALEENE GOLDSMITH                      77,054                  1.7%

         RICHARD W. PETERSON                   57,000                  1.2%

         GEORGE T. NASSER                      20,000                   .4%

         All officers and directors
         as a group (4 persons)             2,380,301*                52.6%

         * Includes 32,218 shares owned by the Vita Plus Employee Stock Option Plan. Mr. Goldsmith has the shared power to vote and dispose of those shares.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth certain information concerning the officers and directors of the Company.

         NAME                       AGE     POSITION
         ----                       ---     --------

         SCOTT C. GOLDSMITH         51      President, Chairman of the Board

         RICHARD W. PETERSON        67      Director

         GEORGE T. NASSER           57      Director

         ALEENE GOLDSMITH           73      Secretary, Treasurer, Director

         SCOTT C. GOLDSMITH founded the Company in 1975 and has been the President and Chairman of the Board of Directors since that time. In 1986 he completed a three-year course in Harvard University's OPM (Owner, President, Manager) Program. Mr. Goldsmith's business experience has been entirely in sales and administration for over twenty-five years. He has been a licensed insurance agent in Nevada since 1994. Following the sale of the Company's assets associated with its former business, Mr. Goldsmith was employed by the purchaser to operate the business conducted with those assets and was able to devote only part of his time to developing new business operations for the Company. He continued in that capacity until September 18, 2000, when he began to devote full time to the Company's proposed new business operations.

         RICHARD W. PETERSON currently is engaged in the private practice of counseling psychology with professionals and executives and consulting with law firms on banking matters and small businesses on management and marketing matters. He is also a faculty member at the University of Phoenix at its San Diego, California, campus and its OnLine Campus in San Francisco, California. Mr. Peterson was the Chief Executive Officer and Vice Chairman of the Board of Directors of the Continental Bank, Las Vegas, Nevada, from 1982 until 1987, when he retired to pursue his doctoral studies. He has served on ad hoc business development committees for the governors of Arizona and Nevada, and has written a book and several articles on the psychological effect of combat on soldiers and prisoners of war.

         GEORGE T. NASSER is currently acting as a health insurance consultant to various companies in the insurance industry. For a number of years he served as Vice President of Marketing for Standard Life of Indiana in charge of Sales and Product Development and as Vice President of Bankers Life. He previously held the position of Senior Vice President for Marketing of Golden Rule Insurance for fifteen years. In those capacities, his responsibilities included developing health insurance products and directing national sales forces.

         ALEENE GOLDSMITH has been the Secretary and Treasurer of the Company since 1991 and has served as a director since that time. Ms. Goldsmith is the stepmother of Scott Goldsmith.

         The members of the Audit Committee of the Board of Directors are Messers. Goldsmith, Peterson and Nasser. The Members of the Nominating Committee are Mr. Goldsmith, Ms. Goldsmith and Mr. Nasser.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth certain information concerning the annual compensation paid to the Company's executive officers during the Company's last three fiscal years. There has been no long-term compensation awarded or paid to any person by the Company during the past three years, and the Company has no long-term incentive plans.

NAME AND PRINCIPAL     YEAR      SALARY           BONUS         OTHER ANNUAL
POSITION               ----      ------           -----         COMPENSATION
--------                                                        ------------

SCOTT C. GOLDSMITH     2000        0                0                0
President and CEO      1999    $ 6,340              0                0
                       1998     21,162              0                0
ALEENE GOLDSMITH       2000        0                0                0
Secretary, Treasurer   1999        0                0                0
                       1998     17,575              0                0

         At present the Company is not paying any cash compensation as salary or other remuneration to its officers and directors. The Company intends to compensate officers with stock for the remainder of the present fiscal year to conserve any cash resources it may generate, and has formulated no other plans as to the amounts of future cash compensation. It is the Company's intention to use the services of agents whose books of business are acquired. Any additional personnel required would have salaries negotiated.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED MATTERS.

         On August 30, 1999 the Company issued to Mr. Goldsmith 200,000 shares of its Common Stock in consideration of the cancellation of a note payable to Mr. Goldsmith in the amount of $66,690. During the past two fiscal years, no other officer or director of the Company or beneficial owner of 5% or more of the Company's Common Stock, or any member of their immediate families, has had any transaction with the Company where the amount involved was $60,000 or more.

         By virtue of his ownership of 49.3 % of the outstanding Common Stock, Scott C. Goldsmith may be deemed to be a parent of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, of which 4,486,151 were issued and outstanding at December 31, 2000, and 2,000,000 shares of Preferred Stock, par value $.01 per share, none of which are issued and outstanding.

         COMMON STOCK.

         Holders of the Common Stock are entitled to one vote per share on all matters voted on by stockholders. There are no cumulative voting rights, which means that the holders of a majority of the outstanding voting stock are able to elect all the directors to be elected by the stockholders and that the holders of the remaining voting stock are not able to elect any director. Holders of the Common Stock are entitled to receive dividends declared by the Board of Directors out of funds available for the payment of dividends, and upon any liquidation, dissolution or winding up of the affairs of the Company, to receive, pro rata, all of the assets of the Company available for distribution to stockholders after payment of debt and any liquidation preferences to the holders of preferred stock that may be outstanding at the time. The holders of the Company's Common Stock do not have any preemptive rights.

         PREFERRED STOCK.

         The Board of Directors of the Company is authorized, without any further approval of the stockholders, to issue preferred stock in series, and, with respect to each series, to fix its designation, relative rights (including voting, dividend, conversion, sinking fund and redemption rights), preferences (including preferences with respect to dividends and liquidation), privileges and limitations. There are now no shares of preferred stock outstanding and no series of preferred stock has been authorized by the Board of Directors.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         (A) MARKET INFORMATION. During the past ten years, any trading in the Company's Common Stock has been sporadic and there has been no meaningful trading activity. The Common Stock is not quoted on any automated quotation system at the present time. If the Company again becomes able to meet the financial and other requirements, it will apply for inclusion of its Common Stock in the NASDAQ system.

         There are no outstanding warrants or options to purchase the Company's Common Stock or any security convertible into shares of that class.

         (B) HOLDERS OF THE COMPANY'S SECURITIES. At December 31, 2000, there were 419 holders of record of shares of the Common Stock

         (C) DIVIDENDS. The Company has never paid any cash dividends on its Common Stock and does not contemplate the payment of cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

         There are no pending legal proceedings to which the Company is a party.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On March 3, 1999, the Company sold 100,000 shares of Common Stock to each of three individuals for a total of $20,000 and on October 1, 2000 sold an additional 52,500 shares of Class A Common Stock to two individuals for a total of $5,000. In both of these instances the sales were made to persons who had served as financial advisors to the Company or their close associates. In each instance, the sale was made at the price of $.20 cash per share, without the payment of any commissions. Also, on August 30, 1999, the Company issued to Mr. Goldsmith 200,000 shares of Common Stock in consideration of the cancellation of a note payable in the amount of $66,690. With respect to each of these sales, the Company claimed exemption from the registration requirements of the Securities Act of 1933 under the provisions of Section 4(2) of that Act for transactions by an issuer not involving any public offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation contain two provisions that may limit the liability of, or provide indemnity to, the Company's officers and directors who act in those capacities.

         Article EIGHTEENTH of the Company's Articles of Incorporation provide that, except for acts or omissions that involve intentional misconduct, fraud, knowing violation of the law, or unlawful payment of dividends, officers and directors shall not be personally liable to the Company or its stockholders in damages for breach of fiduciary duty as an officere or director.

         Article FOURTEENTH of the Company's Articles of Incorporation provide for indemnification of any officer or director who is a party, or threatened to be made a party, to any legal proceeding by reasaon of his status as an officere or director, or his service at the request of the Company for some other enterprise. Indemnification may be made for expenses, attorney's fees, judgments, fines, and amounts paid in settlement that are reasonably incurred in connection with the proceeding, if he acted in good faith and in a manner reasaonably believed not to be opposed to the best interests of the Company, or in connection with a criminal proceeding, if he had no reasonable cause to believe his conduct to be unlawful.. Termination of a proceeding by judgment, order, settlement, conviction or plea shall not, in and of itself, create a presumption that indemnification may not be made.

         In the vent of a proceeding brought by or in the right of the Company in which the officer or director has been adjudged to be liable to the company for negligenceor misconduct in the performance of his duty to the Company, indemnification shall not be made unless a court having jurisdiction in the premises shall determine that the officer or director is reasonably entitled to indemnity.

         The Company's By-Laws contain a provision that may limit the liability of, or provide indemnity to, the Company's directors and officers who act in those capacities.

         Article IV of the Company's By-Laws provides that: "... the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including bbut not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation."

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

                                                                   PAGE

Independent Auditor's Report                                       F-2

Balance Sheet (audited) as of April 30, 2000                       F-3

Statement of Income and Changes in Retained Earnings (audited)
         For the Years Ended April 30, 2000 and 1999               F-4
Statement of Cash Flows (audited)
         Year Ended April 30, 2000 and 1999                        F-5

Notes to Financial Statements                                      F-6

Balance Sheet (unaudited) as of December 31, 2000                  F-7

Profit and Loss (unaudited)  May through December 2000             F-8

                                LUDLOW & HARRISON
                                A CPA Corporation

3545 Camino Del Rio South Suite D                                 (619) 283-3333
San Diego, CA 92108                                          Fax: (619) 283-7997
--------------------------------------------------------------------------------


                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of Prevention Insurance.com as of April 30, 1999 and 2000, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as assessing the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prevention Insurance.com as of April 30, 1999 and 2000, and the results of its operations for the years then ended in conformity with generally accepted accounting principles.

S/ Ludlow & Harrison

Ludlow & Harrison
A CPA Corporation

December 28, 2000

PREVENTION INSURANCE .COM
BALANCE SHEET
AS OF APRIL 30

ASSETS:                                                2000              1999
                                                       ----              ----

CURRENT ASSETS:
    CASH                                           $   16,766       $   84,815
    ACCOUNTS RECEIVABLE                                29,482

                                                   -----------------------------
    TOTAL CURRENT ASSETS                              16, 766          114,297

                                                   -----------------------------

    TOTAL ASSETS                                   $   16,766       $  114,297
                                                   =============================


LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     ACCOUNTS PAYABLE                              $   10,458       $  110,257

                                                   -----------------------------
     TOTAL CURRENT LIABILITIES                         10,458          110,257
                                                   -----------------------------

STOCKHOLDERS' EQUITY
      COMMON STOCK                                     56,411           36,411
       TREASURY STOCK                                 (52,954)         (52,954)
       ADDITIONAL PAID-IN CAPITAL                   3,350,016        3,350,016
       RETAINED EARNINGS                           (3,347,165)      (3,329,433)
                                                   -----------------------------
        TOTAL STOCKHOLDERS' EQUITY                      6,305            4,040
                                                   -----------------------------
TOTAL LIABILITIES &
         STOCKHOLDERS' EQUITY:                     $   16,766       $  114,297
                                                   =============================

   The accompanying notes are an integral part of these financial statements.

PREVENTION INSURANCE.COM
STATEMENT OF INCOME
AND CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED APRIL 30                    2000                    1999
                                                ----                    ----

SALES                                           $49                   $271,931

COST OF SALES                                                           55,110

                                        --------------------------------------
GROSS PROFIT                                     49                    216,821

OPERATING EXPENSES                           17,781                    341,038
LOSS ON DISPOSAL OF FIXED ASSETS                                        20,174

                                        --------------------------------------
NET LOSS                                    (17,732)                  (144,391)

BEGINNING RETAINED EARNINGS (DEFICIT)    (3,329,433)                (3,185,042)

                                        --------------------------------------
ENDING RETAINED EARNINGS (DEFICIT)      ($3,347,165)               ($3,329,433)
                                        ======================================


   The accompanying notes are an integral part of these financial statements.

PREVENTION INSURANCE.COM
STATEMENT OF CASH FLOWS
YEAR ENDED                                            2000             1999
                                                      ----             ----

Cash flows from Operating Activities
   Net loss                                         ($17,732)       ($144,391)
   Adjustments to reconcile net loss to cash
       Used by operating activities:
           Decrease in A/R                            29,482           43,462
           Decrease in inventory                                       46,733
           Decrease in other assets                                   170,704
           Increase in accounts payable              (99,799)          88,778
                                                    -------------------------
          Cash used by operating activities          (88,049)         205,286
                                                    -------------------------

Cash flows from investing activities
                                                    -------------------------
      Cash from investing activities                    0                0
                                                    -------------------------
Cash flows from financing activities
      Settlement of notes payable                                    (103,621)
      Cash from sale of common stock                  20,000

                                                    -------------------------
      Cash from financing activities                  20,000         (103,621)
                                                    =========================

         Net change in cash                          (68,049)         101,665

Cash beginning of year                                84,815          (16,850)
                                                    -------------------------

Cash end of year                                     $16,766          $84,815
                                                    =========================

   The accompanying notes are an integral part of these financial statements.

                            PREVENTION INSURANCE.COM
                          NOTES TO FINANCIAL STSTEMENTS
                             APRIL 30, 2000 AND 1999

Note 1. -  Nature of Business and Summary of Significant Accounting Policies

         A. Nature of Business - The Company was incorporated In Nevada in 1975 under the name Vita Plus Industries, Inc. The Company conducted business under this name until March 10, 1999, at which time it sold off its remaining inventory of nutritional products together with its name. Subsequent to this, the Company changed its name to Prevention Insurance.Com and has entered into the area of consultation to the insurance industry.

Note 2. -  Related Party Transactions

         The Company converted its note due to stockholder in the amount of $66,690 to common stock following the bulk sale of the Company name and inventory.

Note 3. - Capital Stock

         The common stock of the Company includes the following as of April 30, 2000

                                         Number
                                           of             Par     Paid-in
Shares Authorized and Issued          Shares Issued      Value    Capital
----------------------------          -------------      -----    -------

Preferred Stock, Par Value $.01
  2,000,000 shares authorized              --           $  --    $  --

Class A Common Stock, Par Value
$.01;  5,000,000 shares authorized      4,481,151       $44,811  $3,350,016

Class B Common Stock (No voting
Rights); Par Value $.01;
5,000,000 shares authorized                --           $  --    $  --

         Total capital stock issued     4,481,151       $44,841  $3,350,016

                            PREVENTION INSURANCE.COM

                                  BALANCE SHEET
                             AS OF DECEMBER 31, 2000

                                                              DEC.31, `00

ASSETS
     Current Assets
         Checking/Savings
                  1010 Community Bank-475                    $   2,013.76
                                                             ------------

         Total Checking/Savings                                  2,013.76
                                                             ------------
        Total Current Assets                                     2,013.76

         Other Assets
          1990 Due from Officer                                  5,427.46
                                                             ------------
         Total Other Assets                                      5,427.46
                                                             ------------

TOTAL ASSETS                                                 $   7,441.22
                                                             ============

LIABILITIES & EQUITY
      Liabilities
         Current Liabilities
               Accounts Payable                              $  10,458.00
                                                             ------------

                Total Accounts Payable                          10,458.00
                                                             ------------

       Total Liabilities                                        10,458.00
                                                             ------------


        Equity
         Additional Paid-in Capital                          3,350,015.78
         Common Stock                                           56,411.46
         Retained Earnings                                  (3,347,164.65)
         Net Income                                             (9,325.27)
         Treasury Stock                                        (52,954.10)
                                                             ------------

       Total Equity                                             (3,016.78)
                                                             ------------

TOTAL LIABILITIES & EQUITY                                   $   7,441.22
                                                             ============

                            PREVENTION INSURANCE.COM

                                 PROFIT AND LOSS
                            MAY THROUGH DECEMBER 2000

Ordinary Income/Expense
         Expense
             Licensing and Taxes                               $1,693.58
             Legal Fees                                           541.75
             Accounting and Bkping Service                      1,448.00
             Advertising -Co-Op                                 2,500.00
             Misc. Expense                                        455.00
             Rent                                                  36.00
             Printing and Copying                                 695.50
             Professional Charges                               1,908.38
             Bank Charges                                          47.06
             Uncategorized Expenses                                 0.00
                                                              ----------

         Total Expenses                                         9,325.27
                                                              ----------

Net Ordinary Income                                            (9,325.27)
                                                              ----------

Net Income                                                    ($9,325.27)
                                                              ==========

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.



Exhibit 3(i)

Exhibit 3(ii)

Exhibit 4(i)

Exhibit 4(ii)



ITEM 2.  DESCRIPTION OF EXHIBITS.

EXHIBIT 3(i)     Amended and Restated Articles of Incorporation.

        3(ii)    By-Laws.

EXHIBIT 4(i)     Form of Certificate for Common Stock.

        4(ii) Excerpts from Amended and Restated Articles of Incorporation defining rights of holders of Common Stock.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               PREVENTION INSURANCE.COM

Date:  2/13/2001                               By:  S/ Scott C. Goldsmith
                                                   -----------------------------
                                               Scott C. Goldsmith
                                               President


                                       12